Exhibit 2

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT

(All figures are in United States dollars unless otherwise indicated)

HIGHLIGHTS

Aber’s net earnings for the fiscal year ended January 31, 2007 were $104.3 million with earnings per share of $1.79 (cash earnings per share of $3.18 (1)) as compared to net earnings of $81.3 million and earnings per share of $1.40 (cash earnings per share of $3.57 (1)) for the prior year. The Company’s sales for the year increased by 11% to $558.8 million compared to $505.2 million for the prior year.

On September 29, 2006, Aber acquired the balance of Harry Winston for $157.2 million, giving it 100% ownership.  Sales from the retail segment for the year were 18% higher than the prior year.  Earnings from retail operations were $2.3 million, as compared to $11.8 million for the prior year, and were impacted by certain costs specifically attributable to the Harry Winston purchase.

Sales from the mining segment increased by 6% compared to the prior year.  Earnings from mining operations totalled $144.5 million compared to $163.9 million for the prior year.  Earnings were negatively impacted by additional costs incurred during the year due to the early closure of the winter road in early 2006.

Aber’s share of diamonds recovered from the Diavik Mine was 3.9 million carats for the twelve months ended December 31, 2006, compared to 3.3 million carats for the twelve months ended December 31, 2005. Underground mining is currently anticipated to begin in calendar 2008, which will bring underground reserves into the production schedule.

As a result of the acquisition of the balance of Harry Winston, working capital decreased to $164.0 million at January 31, 2007 from $285.7 million at January 31, 2006.

The Company has declared a quarterly dividend of $0.25 per share to be paid on April 19, 2007 to shareholders of record on April 10, 2007.

(1)          Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share is earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization on a per share basis. See “Non-Canadian GAAP Performance Measures” in the Company’s management’s discussion and analysis for the three and twelve months ended January 31, 2007, for a reconciliation of earnings to cash earnings.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The consolidated financial statements and the information contained in the Annual Report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

In meeting management’s responsibility for the reliability and timeliness of financial information, management maintains and relies on a comprehensive system of internal control and internal audit, including organizational and procedural controls, disclosure controls and procedures and internal control over financial reporting. The system of internal control includes written communication of policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and regular updating of accounting policies. These controls and audits are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and Aber is in compliance with all regulatory requirements.

The Company’s independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors’ Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

Robert A. Gannicott	Alice Murphy
Chief Executive Officer	Vice President & Chief Financial Officer

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 2

SHAREHOLDERS’ AUDITORS’ REPORT

REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Aber Diamond Corporation

We have audited the consolidated balance sheets of Aber Diamond Corporation (“the Company”) as of January 31, 2007 and 2006 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the two-year period ended January 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended January 31, 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and the results of its operations and its cash flows for each of the years in the two-year period ended January 31, 2007 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of January 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 17, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Chartered Accountants, Licensed Public Accountants
TORONTO, CANADA
April 17, 2007

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 3

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of Aber Diamond Corporation

We have audited management’s assessment, included on page 18 of the management’s discussion and analysis, that Aber Diamond Corporation (the “Company”) maintained effective internal control over financial reporting as of January 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of January 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 4

internal control over financial reporting as of January 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended January 31, 2007, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated April 17, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants, Licensed Public Accountants
TORONTO, CANADA
April 17, 2007

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 5

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of United States dollars)

As at January 31,	2007	2006

Assets
Current assets:
Cash and cash equivalents (note 5)	$54,174	$148,116
Cash collateral and cash reserves (note 5)	51,448	14,276
Accounts receivable	13,297	14,917
Inventory and supplies (note 6)	273,736	202,571
Advances and prepaid expenses	21,275	27,437
	413,930	407,317
Deferred mineral property costs (note 7)	188,058	196,367
Capital assets (note 8)	384,532	301,735
Intangible assets, net (note 10)	134,320	42,922
Goodwill	98,142	41,966
Deferred charges and other assets (note 11)	18,187	22,681
Future income tax asset (note 13)	50,745	30,625
	$1,287,914	$1,043,613
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$124,747	$83,822
Bank advances (note 12(ii))	29,776	9,882
Current portion of long-term debt (note 12)	95,434	27,915
	249,957	121,619
Long-term debt (note 12)	185,446	157,344
Future income tax liability (note 13)	333,498	256,426
Other long-term liability	–	4,929
Future site restoration costs (note 14)	17,200	15,316
Minority interest (note 3)	85	36,086

Shareholders’ equity:
Share capital (note 15)	305,165	300,652
Stock options	7,922	8,267
Contributed surplus	7,000	7,000
Retained earnings (note 4)	165,625	119,630
Cumulative translation adjustment	16,016	16,344
	501,728	451,893
Commitments and guarantees (note 17)
	$1,287,914	$1,043,613

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Robert A. Gannicott	Lars-Eric Johansson
Director	Director

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 6

CONSOLIDATED STATEMENTS OF EARNINGS

(expressed in thousands of United States dollars, except per share amounts)

Years ended January 31,	2007	2006
Sales	$558,793	$505,234
Cost of sales	285,498	222,607
	273,295	282,627
Selling, general and administrative expenses	126,536	106,948
Earnings from operations	146,759	175,679
Interest and financing expenses	(21,150)	(14,933)
Other income	5,081	4,333
Foreign exchange gain (loss)	8,784	(11,343)
Earnings before income taxes	139,474	153,736
Income taxes – Current (note 13)	14,763	9,337
Income taxes – Future (note 13)	20,067	59,784
Earnings before minority interest	104,644	84,615
Minority interest	375	3,362
Net earnings	$104,269	$81,253
Earnings per share
Basic	$1.79	$1.40
Fully diluted (note 16)	$1.76	$1.39
Weighted average number of shares outstanding	58,257,449	57,957,201

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(expressed in thousands of United States dollars)

	2007	2006
		(Restated)
For the year ended January 31,		(note 4)

Retained earnings, beginning of year	$119,630	$94,460
Net earnings	104,269	81,253
Dividends paid	(58,274)	(52,180)
Excess of repurchase price of common shares over stated value (note 15)	–	(3,903)
Retained earnings, end of year	$165,625	$119,630

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 7

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of United States dollars)

For the year ended January 31,	2007	2006

Cash provided by (used in):
Operating
Net earnings	$104,269	$81,253
Items not involving cash:
Amortization and accretion	68,728	55,517
Future income taxes	20,067	58,894
Stock-based compensation	1,250	2,545
Foreign exchange	(7,617)	10,579
Loss on write-off of investment	909	–
Minority interest	352	3,296
Loss on sale of other assets	–	161
Change in non-cash operating working capital	(10,393)	(50,421)
	177,565	161,824
Financing
Increase/(decrease) in long-term debt	51,062	(36,203)
Increase in revolving credit	64,716	86,120
Deferred financing	–	(321)
Dividends paid	(58,274)	(52,180)
Issue of common shares	2,918	5,752
Purchase of subordinated convertible debt	–	(6,808)
Cash advance from minority shareholder	–	8,067
Common shares purchased for cancellation	–	(4,660)
	60,422	(233)
Investing
Cash collateral and cash reserve	(37,172)	(490)
Deferred mineral property costs	(16,834)	(34,850)
Capital assets	(119,904)	(52,673)
Deferred charges	(171)	(1,815)
Purchase of Harry Winston	(158,150)	–
Repayment of promissory note	–	(51,059)
	(332,231)	(140,887)
Foreign exchange effect on cash balances	302	3,816

Increase/(decrease) in cash and cash equivalents	(93,942)	24,520
Cash and cash equivalents, beginning of year	148,116	123,596
Cash and cash equivalents, end of year	$54,174	$148,116
Change in non-cash operating working capital
Accounts receivable	1,058	3,363
Advances and prepaid expenses	6,157	(16,244)
Inventory and supplies	(53,807)	(63,644)
Accounts payable and accrued liabilities	36,199	26,104
	$(10,393)	$(50,421)
Supplemental cash flow information
Cash taxes paid	$11,780	$7,209
Cash interest paid	$18,746	$12,846

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended January 31, 2007 and 2006 (tabular amounts in thousands of United States dollars, except as otherwise noted)

Note 1:

Nature of Operations

Aber Diamond Corporation (the “Company” or “Aber”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Aber Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine (the “Diavik Mine”). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. Aber records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s financial statements with a one-month lag.

During the year, Aber acquired the remaining 47.17% ownership of Harry Winston Inc. (“Harry Winston”) located in New York City, US. The results of Harry Winston are consolidated in the financial statements of the Company.

Note 2:

Significant Accounting Policies

The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada, and except as described in note 21 conform in all material respects with accounting principles generally accepted in the United States.

The principal accounting policies presently followed by the Company are summarized as follows:

(a)       Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of unincorporated joint arrangements.

Subsidiaries

A subsidiary is an entity that is controlled by the Company. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and transactions.

For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as minority interests on the consolidated balance sheet and consolidated statement of earnings.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 9

Joint Arrangements That Are Not Entities (“Joint Arrangements”)

The Diavik Joint Venture is an unincorporated joint arrangement. Aber owns an undivided 40% interest in the assets, liabilities and expenses of the Joint Venture. Aber records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s consolidated financial statements with a one-month lag. The accounting policies described below include those of the Joint Venture.

(b)       Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes, and classification of the current portion of long-term debt. Financial results as determined by actual events could differ from those estimated.

(c)       Revenue Recognition

Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

Revenue from fine jewelry and watch sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales are reported net of returns. Shipping and handling fees billed to customers are included in net sales and the related costs are included in cost of sales.

(d)       Cash Resources

Cash and cash equivalents, and cash collateral and cash reserve, consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 91 days), and are carried at cost, which approximates market.

Funds in cash collateral and cash reserve are maintained as prescribed under the Company’s debt financing arrangements and will become available to Aber for general corporate purposes and for debt servicing as prescribed by the terms of credit facility agreements.

(e)       Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 10

(f)         Inventory

Rough diamond inventory is recorded at the lower of cost or net realizable value and includes stockpiled ore, diamonds in process, and diamonds held for sale. Cost is determined on an average cost basis including production costs and value-added processing activity.

Merchandise inventory is recorded at the lower of cost or net realizable value and includes fine jewelry and watches. Included in merchandise inventory are production costs such as material, labour and overhead costs.

Supplies inventory is recorded at the lower of average cost or replacement value and includes consumables and spare parts maintained at the Diavik Mine site and at the Company’s sorting and distribution facility locations.

(g)       Deferred Mineral Property Costs

All direct costs relating to mineral properties, including mineral claim acquisition costs, exploration and development expenditures in the pre-production stage, ongoing property exploration expenditures, pre-production operating costs net of any recoveries, interest, and amortization, are capitalized and accumulated on a property-by-property basis.

The costs of deferred mineral properties from which there is production are amortized using the unit-of-production method based upon estimated proven and probable reserves.

General exploration expenditures which do not relate to specific resource properties are expensed in the period incurred.

On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future. If there is little prospect of the Company or its partners continuing to explore or develop a property, the deferred costs related to that property are written down to the estimated fair value.

(h)       Capital Assets

Capital assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the units-of-production method or straight-line method as appropriate. The units-of-production method is applied to a substantial portion of Diavik Mine capital assets and, depending on the asset, is based on carats of diamonds recovered during the period relative to the proven and probable ore reserves of the ore deposit being mined or to the total ore deposit. Other capital assets are depreciated using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Estimated useful life
Asset	(years)
Buildings	10–40
Machinery and mobile equipment	3–10
Computer equipment and software	3
Furniture and equipment	2–10
Leasehold and building improvements	Up to 20

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 11

Amortization for mine related assets was charged to deferred mineral property costs during the pre-commercial production stage.

Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized.

The recoverability of the amounts shown for the Diavik Mine capital assets is dependent upon the continued existence of economically recoverable reserves, upon maintaining title and beneficial interest in the property, and upon future profitable production or proceeds from disposition of the diamond properties. The amounts representing Diavik Mine capital assets do not necessarily represent present or future values.

Upon the disposition of capital assets, the accumulated amortization is deducted from the original cost and any gain or loss is reflected in current earnings.

(i)           Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values at acquisition.

Intangible assets with finite useful lives are amortized on a straight-line basis over their useful lives as follows:

Estimated useful life
Asset	(years)
Wholesale distribution network	10
Store leases	Up to 9

The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any.

(j)           Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 12

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of the goodwill is determined in a business combination, using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of earnings before extraordinary items and discontinued operations.

(k)       Deferred Charges and Other Assets

Deferred financing costs are amortized over the repayment terms of the related debt. Other assets are amortized over a period not exceeding ten years.

Amortization of deferred financing charges relating to long-term debt was charged to the cost of the underlying asset prior to the commencement of commercial activity.

(l)           Future Site Restoration Costs

The Company records the fair value of any asset retirement obligation as a long-term liability in the year in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the deferred mineral property and this additional carrying amount is amortized over the life of the asset based on units of production. The obligation is adjusted at the end of each fiscal year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

(m)   Foreign Currency Translation

The functional currency of the Company is the US dollar. At year end, monetary assets and liabilities denominated in foreign currency are translated to US dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are recorded in the cumulative translation adjustment account under shareholders’ equity.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 13

(n)       Income and Mining Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year during which the change in tax rates is considered to be substantively enacted.

(o)       Stock-Based Compensation

The Company applies the fair value method to all grants of stock options.

The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded as an expense on a straight-line basis over the vesting period, with an offsetting credit to shareholders’ equity. Any consideration paid on amounts attributable to stock options is credited to share capital.

(p)       Restricted and Deferred Share Unit (“RSU” and “DSU”) Plan

The RSU and DSU Plans are full value phantom shares that mirror the value of Aber’s publicly traded common shares. Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date.

(q)       Post Retirement Benefits

The expected costs of post retirement benefits under defined benefit arrangements are charged to the profit and loss account over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight-line basis over the expected average remaining service lives of relevant current employees. The plan assets and liabilities are valued annually by qualified actuaries.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 14

(r)         Financial Instruments

From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not use derivatives for trading or speculative purposes.

(s)        Basic and Diluted Earnings per Share

Basic earnings per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the year.

Diluted earnings per share are prepared using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes the exercise of any “in-the-money” options with the option proceeds would be used to purchase common shares at the average market value for the year. Options with an average market value for the year higher than the exercise price are not included in the calculation of diluted earnings per share as such options are not dilutive.

(t)          Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(u)       Comparative Figures

Certain figures have been reclassified to conform with presentation in the current year.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 15

(v)       Recently Issued Accounting Pronouncements

Accounting for Stock-Based Payment

On February 1, 2006, the Company adopted FASB Statement No. 123R (“FASB 123R”), which includes in its scope stock options, Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”). According to FASB 123R, the accounting for share-based payment arrangements are classified as either liability or equity. Equity-classified awards are measured at grant-date fair value and are not subsequently remeasured. Historically, the Company has measured the fair value of stock options granted at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded on a straight-line basis over the vesting period. Therefore, the adoption of FASB 123R has had a minimal impact on the financial statements of the Company.

Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Historically, the Company has remeasured its liability-classified awards to intrinsic value at each reporting period. The compensation cost for each period until settlement is based on the percentage of requisite service that has been rendered at the reporting date in fair value of the instrument for each reporting period. Therefore, the adoption of FASB 123R has had minimal impact on the financial statements of the Company. The Company has adopted FASB 123R for US GAAP reporting purposes only.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans (“FASB 158”), which requires employers to fully recognize the obligations associated with single-employer defined benefit pension plans, retiree healthcare and other postretirement plans in their financial statements. Under past accounting standards, the funded status of an employer’s postretirement benefit plan (difference between the plan assets and obligations) was not always completely reported in the balance sheet. Past standards only required an employer to disclose the complete funded status of its plans in the notes to the financial statements.

FASB 158 requires an employer to:

a)              Recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for the plan’s underfunded status.

b)             Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, Employers’ Accounting for Pensions, or No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions.

c)              Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet.

d)             Disclose in the notes to financial statements additional information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credit, and transition asset or obligation.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 16

The requirement to recognize the funded status of a benefit plan and the disclosure requirement are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has adopted FASB 158 for US GAAP reporting purposes only.

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 addresses the multiple methods used to quantify financial statement misstatements and evaluate the accumulation of misstatements. SAB 108 requires registrants to evaluate prior period misstatements using both a balance sheet approach (“iron curtain method”) and an income statement approach (“rollover method”). SAB 108 is effective for interim and annual periods ending after November 15, 2006. SAB 108 allows a one-time transitional cumulative effect adjustment to retained earnings as of

February 1, 2006 for errors that were previously deemed not material, but would be material under the requirement of SAB 108. As required by SAB 108, the Company has re-evaluated prior period immaterial misstatements using both the iron curtain and rollover methods. Based upon the results of the evaluation, the Company did not identify any material errors or misstatements that were previously deemed not material under either method. The Company has adopted SAB 108 for both Canadian and US GAAP reporting purposes.

Financial Instruments, Hedges and Comprehensive Income

The Canadian Institute of Chartered Accountants (“CICA”) has issued three new accounting standards on financial instruments, hedges and comprehensive income that will require investment securities and hedging derivatives to be accounted for at fair value. These standards are substantially harmonized with US GAAP and are effective for the Company for the fiscal year beginning on or after October 1, 2006. The principal impacts of the standards are detailed below.

a)              Other comprehensive income will be a new component of shareholders’ equity and a new statement entitled statement of comprehensive income will be added to the consolidated financial statements.

b)             Financial assets will be required to be classified as available for sale, held to maturity, trading, or loans and receivables.

c)              All derivatives must be recognized on the balance sheet at fair value, with changes in fair value recognized in earnings, unless they are part of a qualifying hedging relationship.

d)             For fair value hedges where a company is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the fair value of derivatives and hedged items attributable to the hedged risk must be recorded in the consolidated statement of income.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 17

e)              For cash flow hedges where a company is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments must be recorded through other comprehensive income until the hedged items are recognized in the consolidated statement of income.

The Company is currently assessing the impact of these new standards on the financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006, FASB issued FIN 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The interpretation is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is currently assessing the impact of this new standard on the financial statements.

Note 3:

Acquisition

On September 29, 2006, the Company acquired the remaining 47.17% ownership of Harry Winston for $157.2 million, paid in cash on the acquisition date.

The allocation of the purchase price to the fair values of assets acquired and liabilities assumed is set forth in the table below and continues to be refined. The valuation of intangible assets has been completed by a third party valuator. Purchase price amounts give rise to future income tax liabilities that have been recorded in the same year in which the intangible assets are separately identified.

Cash	$2,433
Accounts receivable	4,909
Inventory	107,690
Intangibles	92,414
Goodwill	57,230
Other assets	31,835
Accounts payable and accrued liabilities	(18,728)
Bank loan	(54,653)
Other liabilities	(64,980)
$158,150
Cash paid at acquisition	$157,150
Acquisition and other costs	1,000
$158,150

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 18

Note 4:

Restatement

The Company has determined that the $7.0 million received from Tiffany in fiscal 2005 to remove certain restrictions on the resale of Aber shares owned by Tiffany should be treated as a capital transaction rather than included in other income. The impact of this correction is to reduce fiscal 2005 other income by $7.0 million, or $0.12 per share (basic and fully diluted), and to create contributed surplus of $7.0 million. Accordingly, other income, net income and earnings per share for the year ended January 31, 2005 are restated to $2.6 million, $46.1 million, $0.80 basic earnings per share and $0.78 fully diluted earnings per share, respectively. Originally this amount was classified as an operating activity rather than a financing activity in the consolidated statement of cash flows. Accordingly, cash provided by operating activities in fiscal 2005 would decrease to $143.4 million and cash used in financing activities would decrease to $54.0 million. Retained earnings at the beginning of fiscal 2006 have been restated to reflect the above.

Note 5:

Cash Resources

	2007	2006

Diavik Joint Venture	$30,776	$10,523
Cash and cash equivalents	23,398	137,593
Total cash and cash equivalents	54,174	148,116
Cash collateral and cash reserves	51,448	14,276
Total cash resources	$105,622	$162,392

Note 6:

Inventory and Supplies

	2007	2006

Rough diamond inventory	$17,648	$21,612
Merchandise inventory	228,157	164,691
Supplies inventory	27,931	16,268
Total inventory and supplies	$273,736	$202,571

Note 7:

Deferred Mineral Property Costs

	2007			2006
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
Diavik Mine	$265,217	$77,159	$188,058	$248,383	$52,016	$196,367

The Company holds a 40% ownership interest in the Diavik group of mineral claims, which contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The claims are subject to private royalties which are in the aggregate 2% of the value of production.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 19

Note 8:

Capital Assets

	2007			2006
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value

Diavik equipment and leaseholds (a)	$422,419	$101,912	$320,507	$337,020	$85,655	$251,365
Furniture, equipment and other (b)	20,193	9,530	10,663	14,900	7,126	7,774
Real property – land and building (c)	64,691	11,329	53,362	50,654	8,058	42,596
	$507,303	$122,771	$384,532	$402,574	$100,839	$301,735

(a)          Diavik equipment and leaseholds are project related assets at the Joint Venture level.

(b)         Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility and at Harry Winston’s salons.

(c)          Real property is comprised of land and a building that houses the corporate activities of the Company and various leasehold improvements to Harry Winston’s salons and corporate offices.

Note 9:

Diavik Joint Venture

The following represents Aber’s 40% proportionate interest in the Joint Venture as at December 31, 2006 and 2005.

	2007	2006

Current assets	$66,037	$52,845
Long-term assets	477,753	408,967
Current liabilities	35,671	14,600
Long-term liabilities and participant’s account	508,119	447,212
Year ended:
Net expense	171,429	131,935
Cash flows resulting from operating activities	(76,828)	(89,490)
Cash flows resulting from financing activities	180,252	159,972
Cash flows resulting from investing activities	(100,467)	(67,762)

The Company is contingently liable for the other participant’s portion of the liabilities of the Joint Venture and to the extent the Company’s participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 20

Note 10:

Intangible Assets

	Amortization		Accumulated	2007	2006
	period	Cost	amortization	net	net

Trademark	indefinite life	$112,995	$-	$112,995	$33,850
Drawings	indefinite life	12,365	-	12,365	5,200
Wholesale distribution network	120 months	5,575	(812)	4,763	2,042
Store leases	65 to 105 months	5,639	(1,442)	4,197	1,830
Intangible assets		$136,574	$(2,254)	$134,320	$42,922

Amortization expense for 2007 was $1.0 million (2006 - $0.7 million).

Note 11:

Deferred Charges and Other Assets

	2007	2006

Prepaid pricing discount (i), net of accumulated amortization of $3.1 million (2006 — $1.4 million)	$8,880	$10,322
Other assets	2,597	4,855
Financing, net of accumulated amortization of $2.7 million (2006 – $0.9 million)	2,623	2,927
Refundable security deposits	4,087	4,577
	$18,187	$22,681

(i)    Prepaid pricing discount represents funds paid to Tiffany & Co. (“Tiffany”) by the Company to amend its rough diamond supply agreement. The amendment eliminated all pricing discounts on future sales. The payment has been deferred and is being amortized on a straight-line basis over the remaining life of the contract.

Note 12:

Long-Term Debt and Bank Advances

(i)           Long-Term Debt

	2007	2006

Credit facility (a)	$158,140	$114,160
Harry Winston credit facilities (b)	114,782	62,460
First mortgage on real property	7,958	8,639
Total long-term debt	280,880	185,259
Less current portion	(95,434)	(27,915)
	$185,446	$157,344

(a)          Credit Facility

During the fiscal year, Aber amended its existing credit facility to include a new senior secured term loan of $100.0 million. The entire amount of the new term facility was used to finance the acquisition of the remaining portion of Harry Winston. As the result of the new senior secured term loan, the Company’s credit agreement now includes two $100.0 million senior secured term facilities and a $75.0 million senior secured revolving facility. The facilities have underlying interest rates, which at the option of the Company are either LIBOR plus a spread of 1.25% to 2.375%, or US Base Rate plus a spread of 0.25% to 1.375%. The two senior secured term facilities have a final maturity date of December 15, 2008 and the senior secured revolving facility has a final maturity date of March 15, 2009. The senior secured revolving facility has a standby fee on undrawn amounts up to 1.5%, dependent on certain financial ratios, payable quarterly. The Company is required to comply

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 21

with certain financial and non-financial covenants. Under the facilities, the Company is required to establish a debt reserve account of $25.0 million and an amount equal to the estimated operating expenses, maintenance capital expenditures and other capital expenditures of the Diavik Mine for 30 days following January 31, 2007. The effective interest at January 31, 2007 was 6.86%.

Scheduled amortization of the Company’s senior secured term facility is over ten equal consecutive semi-annual installments commencing June 15, 2004. The scheduled repayment of the new term facility is over four equal consecutive semi-annual installments of $25.0 million commencing December 15, 2006. The maximum amount permitted to be drawn under the senior secured revolving facility is reduced by $12.5 million semi-annually, commencing September 2006. As at January 31, 2007, the Company had $95.6 million of senior secured term facilities and had $62.5 million drawn under its senior secured revolving facility. Interest and financing charges include interest incurred on long-term debt, as well as amortization of deferred financing charges.

(b)          Harry Winston Credit Facilities

(i)             Harry Winston Inc. and Harry Winston Japan, K.K. amended its $85.0 million secured credit agreement on January 31, 2006 with a syndicated group of banks to increase it to $130.0 million on July 1, 2006. The credit agreement includes both a revolving line of credit and fixed rate loans. At January 31, 2007, $112.0 million had been drawn against the facility. The amount available under this facility is subject to availability determined using a borrowing formula based on certain assets owned by Harry Winston Inc. and Harry Winston Japan, K.K. The Harry Winston credit facility, which expires on March 31, 2008, has no scheduled repayments required before that date.

The credit agreement contains affirmative and negative financial and non-financial covenants, which apply to Harry Winston on a consolidated basis. These provisions include minimum net worth, minimum coverage of fixed charges, leverage ratio, minimum EBITDA and limitations on capital expenditures.  The outstanding borrowings under the credit facility are secured by inventory and accounts receivable of Harry Winston Inc. and inventory of Harry Winston Japan, K.K. with no guarantees or recourse to Aber. The common stock of Harry Winston Inc. and 65% of the common stock of Harry Winston’s foreign subsidiaries are also pledged to the bank to secure the loan.

The facility provides for fixed rate loans and floating rate loans, which bear interest at 2.25% above LIBOR and 1.00% above the bank’s prime rate, respectively. The effective interest rate at January 31, 2007 was 9.25% for the revolving line of credit loans and 7.73% for the fixed rate loans.

On November 1, 2006, the credit agreement was amended to provide for a temporary increase in the credit facility of $10.0 million to $140.0 million. Borrowings under the temporary facility for fixed rate loans and floating rate loans bear interest at 2.75% above LIBOR and 1.00% above the bank’s prime rate, respectively. The temporary credit facility expires on April 30, 2007 and is guaranteed by HW Holdings Inc. and its domestic subsidiaries and Aber Diamond Corporation. Under this agreement, $nil was outstanding at January 31, 2007.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 22

(ii)          On March 21, 2006, Harry Winston S.A. entered into a 30-year loan agreement to finance the construction of a new watch factory in Geneva, Switzerland for $14.0 million. The watch factory has been pledged to secure the loan. The loan agreement bears interest at 3%. Under this agreement approximately $2.8 million is outstanding at January 31, 2007.

(c)          Required Principal Repayments

2007	$95,434
2008	165,892
2009	13,008
2010	549
2011	594
Thereafter	5,403
$280,880

(ii)          Bank Advances

The Company operates two other revolving financing facilities. The Company has available $45.0 million (utilization in either US dollars or Euros) and $10.0 million for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Aber International N.V. and its Israeli subsidiary, Aber Diamond Israel 2006 Ltd., respectively. Borrowings under the Belgium facility bear interest at the bank’s base rate plus 1.5% and borrowings under the Israeli facility bear interest at LIBOR plus 1%. At January 31, 2007, $24.1 million was drawn under these two facilities. The Belgium facility has an annual commitment fee of 0.75% per annum. Both facilities are guaranteed by Aber Diamond Corporation.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks each amounting to Yen 350 million (US $2.9 million). The credit facilities bear interest at 2.125% and 1.925% per annum and expire on April 27, 2007 and December 28, 2007, respectively. Under these agreements, bank advances of $5.7 million were outstanding at January 31, 2007.

Note 13:

Income Tax

The future income tax asset of the Company is $50.7 million, of which $19.4 million relates to Harry Winston. Included in the future tax asset is $15.3 million that has been recorded to recognize the benefit of $48.2 million of net operating losses that Harry Winston has available for carry forward to shelter income taxes for future years. The net operating losses are scheduled to expire between 2021 and 2027.

The future income tax liability of the Company is $333.5 million of which $82.3 million relates to Harry Winston. Harry Winston’s future income tax liabilities include $61.5 million from the purchase price allocation. The Company’s future income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded in net earnings for each year.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 23

(a)          The income tax provision consists of the following:

	2007	2006

Current expense	$14,763	$9,337
Future expense	20,067	59,784
	$34,830	$69,121

(b)         The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at January 31, 2007 and 2006 are as follows:

	2007	2006

Future income tax assets:
Net operating loss carryforwards	$36,589	$24,162
Capital assets	770	738
Future site restoration costs	6,948	7,208
Other future income tax assets	11,533	4,837
Gross future income tax assets	55,840	36,945
Valuation allowance	(5,095)	(4,972)
Future income tax assets	50,745	31,973

Future income tax liabilities:
Deferred mineral property costs	(78,852)	(117,649)
Capital assets	(102,261)	(97,501)
Retail inventory	(19,530)	(17,317)
Goodwill	(61,460)	(20,644)
Unrealized foreign exchange gains	(871)	(2,285)
Other future income tax liabilities	(70,524)	(2,378)
Future income tax liabilities	(333,498)	(257,774)
Future income tax liability, net	$(282,753)	$(225,801)

(c)          The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings (loss) before income taxes by the statutory tax rate of 37% (2006 – 40%) is a result of the following:

	2007	2006

Expected income tax expense	$51,605	$61,495
Resource allowance	-	(1,318)
Non-deductible (non-taxable) items	(2,694)	5,063
Large Corporations Tax	-	940
Northwest Territories mining royalty	13,420	13,995
Impact on changes in future corporate income tax rates	(16,949)	-
Earnings subject to tax different than statutory rate	(7,965)	(6,832)
Losses for which benefit not recognized (recognized)	407	(2,372)
Other	(2,994)	(1,850)
Recorded income tax expense	$34,830	$69,121

(d)         The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $45.4 million. Harry Winston has net operating loss carryforwards for US income tax purposes of $48.2 million.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 24

Note 14:

Future Site Restoration Costs

	2007	2006

At February 1, 2006 and 2005	$ 15,316	$ 13,855
Revision of previous estimates	-	744
Accretion of provision	1,884	717
At January 31, 2007 and 2006	$ 17,200	$ 15,316

The Joint Venture has an obligation under various agreements (note 18) to reclaim and restore the lands disturbed by its mining operations.

The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2007 is estimated to be $26.5 million of which approximately $11.4 million is expected to occur at the end of the mine life. The anticipated cash flows relating to the obligation at the time of the obligation have been discounted at a credit adjusted risk-free interest rate of 5.57%.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 25

Note 15:

Share Capital

(a)       Authorized

Unlimited common shares without par value.

(b)       Issued

	Number of
	shares	Amount

Balance, January 31, 2005	57,918,279	$293,990
Shares issued for:
Share buyback	(150,000)	(757)
Exercise of options	365,501	7,419
Balance, January 31, 2006	58,133,780	$300,652
Shares issued for:
Exercise of options	226,975	4,513
Balance, January 31, 2007	58,360,755	$305,165

During fiscal 2006, the Toronto Stock Exchange (“TSX”) accepted the Company’s notice of intention to proceed with a normal course issuer bid (“NCIB”) to allow the Company to buy back a percentage of its shares on the open market. The notice filed with the TSX provided that the Company may purchase, through the facilities of the TSX over a one-year period, up to a total of 5% of its outstanding shares, representing 2,850,000 shares. The notice has now expired. Purchases made by the Company were in accordance with the rules and policies of the TSX and the prices that the Company paid were the market price of such shares at the time of acquisition thereof. All shares purchased were cancelled. The excess of the price of common shares repurchased over the stated value has been allocated to retained earnings.

(c)       Stock Options

Under the Employee Stock Option Plan, approved in February 2001, the Company may grant options for up to 4,500,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of the grant.

The Company’s shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 26

Changes in share options outstanding are as follows:

	2007			2006
		Weighted average			Weighted average
	Options	exercise price		Options	exercise price
	000s	CDN$	US$	000s	CDN$	US$

Outstanding, beginning of year	1,959	$23.34	$20.49	2,342	$23.52	$18.95
Granted	-	-	-	10	36.83	31.18
Exercised	(227)	14.65	12.90	(366)	18.76	15.63
Expired	(101)	41.39	36.49	(27)	26.49	22.07
	1,631	$23.43	$20.63	1,959	$23.34	$20.49

The following summarizes information about stock options outstanding at January 31, 2007:

		Options outstanding		Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining	exercise	Number	exercise
Range of exercise prices	outstanding	contractual	price	exercisable	price
CDN$	000s	life in years	CDN$	000s	CDN$
$9.10–$9.15	268	2.8	$9.15	268	$9.15
10.60–12.45	302	3.9	12.36	302	12.36
17.50–17.50	39	4.8	17.50	39	17.50
23.35–29.25	677	5.6	25.36	603	25.23
36.38–40.00	110	6.9	39.67	78	39.88
41.45–41.95	236	7.4	41.66	118	41.66
	1,631		$23.43	1,408	$21.38

(d)       Stock-Based Compensation

The Company applies the fair value method to all grants of stock options.

The fair value of options granted during the years ended January 31, 2007 and 2006 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions. The Company has not granted any options since October 2005.

	2007	2006

Risk-free interest rate	–	3.81%
Dividend yield	–	0.77%
Volatility factor (i)	–	25.97%
Expected life of the options	–	3.6 years
Average fair value per option, CDN	–	$8.48
Average fair value per option, US	–	$7.06

(i)    Volatility factor is based on the Company’s historical share price but not including share price information preceding the Company’s announcement of securing project financing for the Diavik Project.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 27

(e)       RSU and DSU Plans

Number of
units
Balance, January 31, 2005	74,148
Awards during the year (net):
RSU	45,615
DSU	25,275
Balance, January 31, 2006	145,038
Awards during the year (net):
RSU	70,431
DSU	18,070
Balance, January 31, 2007	233,539

During the fiscal year, the Company granted 70,431 RSUs (net of decreases) and 18,070 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Aber’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on the price of Aber’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant. The Company recognized an expense of $3.1 million (2006 – $2.6 million) for the twelve months ended January 31, 2007.

Note 16:

Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	2007	2006

Numerator:
Net earnings for the year	$ 104,269	$81,253
Denominator (thousands of shares):
Weighted average number of shares outstanding	58,257	57,957
Dilutive effect of employee stock options	1,022	864
	59,279	58,821
Number of anti-dilutive options	–	–

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 28

Note 17:

Commitments and Guarantees

(a)       Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber’s share of this funding requirement was $0.2 million for calendar 2006. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber’s share of the Joint Venture’s letters of credit outstanding with respect to the environmental agreements as at January 31, 2007 was $44.0 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)       Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)       Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at Aber’s 40% share, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons and corporate office space, and are as follows:

2008	$66,599
2009	78,344
2010	79,813
2011	79,843
2012	77,063
Thereafter	130,597

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 29

Note 18:

Employee Benefit Plans

	Year ended	Year ended
Expense for the year	January 31, 2007	January 31, 2006
Defined benefit pension plan at Harry Winston (a)	$61	$119
Defined contribution plan at Harry Winston (b)	389	323
Defined contribution plan at the Diavik Mine (b)	701	564
	$1,151	$1,006

(a)       Defined Benefit Pension Plan

Harry Winston sponsors a defined benefit pension plan covering substantially all of its employees based in the United States. The benefits are based on years of service and the employee’s compensation. In April 2001, Harry Winston amended its defined benefit pension plan. The amendment froze plan participation effective April 30, 2001. Harry Winston’s funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consisted primarily of fixed income, equity and other short-term investments. Certain foreign subsidiaries of Harry Winston have separate pension plan arrangements, which are fully funded at January 31, 2007. The plan assets and benefit obligations were valued as of January 1, 2007. The next valuation is scheduled for January 1, 2008.

(i)            Information about Harry Winston’s defined benefit plans are as follows:

	2007	2006
Accrued benefit obligation:
Balance, beginning of year	$11,835	$11,609
Interest cost	623	652
Actuarial loss	410	171
Effects of changes in assumptions	(278)	289
Benefits paid	(806)	(886)
Balance, end of year	11,784	11,835
Plan assets:
Fair value, beginning of year	9,594	8,485
Actual return on plan assets	1,203	927
Employer contributions	583	1,069
Benefits paid	(806)	(887)
Fair value, end of year	10,574	9,594
Funded status – plan deficit (included in accrued liabilities)	$(1,210)	$(2,241)

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 30

(ii)        Plan assets

The asset allocation of Harry Winston’s pension benefits at January 31, 2007 were as follows:

	2007	2006
Asset category:
Cash equivalents	3%	4%
Equity securities	72%	76%
Fixed income securities	22%	19%
Other	3%	1%
Total	100%	100%

(iii)    The significant assumptions used are as follows:

	2007	2006
Accrued benefit obligation:
Discount rate	5.75%	5.50%
Expected long-term rate of return	7.50%	7.50%
Benefit costs for the year:
Discount rate	5.50%	5.50%
Expected long-term rate of return on plan assets	7.50%	7.50%
Rate of compensation increase	0.00%	0.00%

Harry Winston’s overall expected long-term rate of return on assets is 7.50%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

(iv)       Harry Winston expects to contribute $0.6 million to its pension plan in calendar 2007

The benefits of $0.9 million are expected to be paid in each calendar year from 2007 to 2011. The aggregate benefits expected to be paid in the five calendar years from 2012 to 2016 are $3.9 million. The expected benefits are based on the same assumptions used to measure Harry Winston’s benefit obligation at January 31, 2007.

(b)       Defined Contribution Plan

Harry Winston has a defined contribution 401(k) plan covering substantially all employees in the United States that provides employer-matching contributions based on amounts contributed by an employee, up to 50% of the first 6% of the employee’s salary. Employees must meet minimum service requirements and be employed on December 31 of each year in order to receive this matching contribution.

The Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary. The cost of the Joint Venture’s contributions for the fiscal year was $1.7 million (2006 – $1.4 million).

(c)       Deferred Compensation Plan

On January 28, 2005, the Board of Directors of Harry Winston Inc. approved an Equity Participation Plan (the “Plan”) for certain executives of Harry Winston. The Plan involves “Phantom Stock” awards, as defined in the executives’ employment agreements, which are payable in cash. These awards are split into a 40% time-vested award and a 60% cliff-vested award. The value of the award for each executive is calculated as a percentage of return on

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 31

investment, as defined in the agreements as the excess of the fair value of Harry Winston at the date of calculation, over the fair value of Harry Winston at April 2, 2004, adjusted for certain items as defined in the agreements. The 40% time-vested award vests on the six annual anniversaries of each executive’s designated start date and over the six-year period, the vesting percentages are 0%, 0%, 10%, 10%, 10% and 10%, respectively. The 60% cliff-vested award vests in full on the date that Aber becomes the acquirer of 100% of the common stock of Harry Winston. The executives must remain employed by Harry Winston through the vesting dates in order for the awards to vest. Both awards would vest immediately upon the date of any future change in control as defined in the employment agreements. On September 29, 2006, Aber acquired 100% of the common stock of Harry Winston. As a result, the cliff-vested award has vested. At January 31, 2007, Harry Winston has recorded a liability of $7.2 million relating to the Plan.

At January 21, 2007 and 2006, Harry Winston has recorded a liability of $4.8 million and $2.9 million, respectively, in connection with a deferred compensation plan for a key executive. According to the terms of this plan, the executive is entitled to deferred compensation of $5.0 million, which vests in equal installments on the first through the third anniversaries of the executive’s first day of employment with Harry Winston. On each vesting date, the vested portion of the deferred compensation will be paid to the executive unless the executive provides Harry Winston with prior written notice to defer receipt of all or a portion of the vested portion of the deferred compensation. All such vested amounts deferred at the request of the executive will be distributed to the executive upon the executive’s termination of employment with Harry Winston. The deferred compensation bears interest at LIBOR.

Note 19:

Related Parties

Transactions with related parties for the fiscal year include $1.8 million payable (2006 – $1.7 million) of rent relating to the New York salon, payable to a Harry Winston employee.

Note 20:

Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, as of January 31, 2007.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 32

For the twelve months ended January 31, 2007	Mining	Retail	Total

Revenue
Canada	$332,573	$-	$332,573
United States	-	97,989	97,989
Europe	-	75,092	75,092
Asia	-	53,139	53,139
Cost of sales	166,879	118,619	285,498
	165,694	107,601	273,295
Selling, general and administrative expenses	21,222	105,314	126,536
Earnings from operations	144,472	2,287	146,759
Interest and financing expenses	(13,008)	(8,142)	(21,150)
Other income/(expense)	5,323	(242)	5,081
Foreign exchange gain/(loss)	9,775	(991)	8,784
Segmented earnings before income taxes	$146,562	$(7,088)	$139,474
Segmented assets as at January 31, 2007
Canada	$731,194	$-	$731,194
United States	-	451,934	451,934
Other foreign countries	14,775	90,011	104,786
	$745,969	$541,945	$1,287,914
Goodwill as at January 31, 2007	$-	$98,142	$98,142
Capital expenditures	$100,325	$19,579	$119,904
Other significant non-cash items:
Income tax expense	$22,972	$(2,905)	$20,067

For the twelve months ended January 31, 2006	Mining	Retail	Total

Revenue
Canada	$314,073	$–	$314,073
United States	–	75,212	75,212
Europe	–	66,279	66,279
Asia	–	49,670	49,670
Cost of sales	129,061	93,546	222,607
	185,012	97,615	282,627
Selling, general and administrative expenses	21,129	85,819	106,948
Earnings from operations	163,883	11,796	175,679
Interest and financing expenses	(10,150)	(4,783)	(14,933)
Other income/(expense)	4,352	(19)	4,333
Foreign exchange loss	(10,488)	(855)	(11,343)
Segmented earnings before income taxes	$147,597	$6,139	$153,736
Segmented assets as at January 31, 2006
Canada	$706,431	$–	$706,431
United States	–	255,424	255,424
Other foreign countries	19,515	62,243	81,758
	$725,946	$317,667	$1,043,613
Goodwill as at January 31, 2007	$–	$41,966	$41,966
Capital expenditures	$37,743	$14,931	$52,674
Other significant non-cash items:
Income tax expense	$61,677	$(1,893)	$59,784

Sales to one customer in the mining segment totalled $29.0 million (2006 – $23.0 million) for the fiscal year.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 33

Note 21:

Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the US and the rules and regulations of the Securities Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under US GAAP.

	Canadian GAAP	US GAAP
Consolidated Balance Sheets	2007	2007

Balance sheet:
Mining interests (a)	$188,058	$134,489
Accounts payable and accrued liabilities (b)	124,747	124,172
Future income tax liability, net (b)	282,753	257,798
Shareholders’ equity (b)	501,728	473,689

	Canadian GAAP	US GAAP	US GAAP
	2006	2006	2006
		As previously	Restated (e)
		reported
Balance sheet:
Mining interests (a)	$196,367	$144,761	$144,761
Long-term debt (e)	157,344	170,505	157,344
Future income tax liability, net	225,801	196,802	196,802
Shareholders’ equity (e)	451,893	411,949	425,110

Consolidated Statements of Earnings	2007	2006

Earnings for the year, Canadian GAAP	$104,269	$81,253

Amortization (c)	(1,963)	4,730
Future income taxes	(3,809)	3,742
Earnings for the year, US GAAP	$98,497	$89,725

Basic earnings per share	$1.69	$1.55
Diluted earnings per share	$1.66	$1.53

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 34

	2007	2006
Consolidated Statement of Cash Flows		Restated (d)

Cash provided by (used in):
Operating, Canadian GAAP	$177,565	$161,824

Net earnings	(5,772)	8,472
Items not involving cash:
Amortization and accretion (c)	1,963	(4,730)
Future income taxes	3,809	(3,742)
Cash provided by (used in):
Operating, US GAAP	177,565	161,824

Cash provided by (used in):
Financing, Canadian GAAP	60,422	(233)

Repayment of promissory note (d)	–	(51,059)
Cash provided by (used in):
Financing, US GAAP	60,422	(51,292)

Cash provided by (used in):
Investing, Canadian GAAP	(332,231)	(140,887)

Repayment of promissory note (d)	–	51,059
Cash provided by (used in):	(332,231)	(89,828)
Investing, US GAAP
Foreign exchange effect on cash balances	302	3,816

Increase/(decrease) in cash and cash equivalents	(93,942)	24,520
Cash and cash equivalents, beginning of year	148,116	123,596
Cash and cash equivalents, end of year	$54,174	$148,116

(a)       Expenditures on Mining Interests Prior to the Establishment of Proven and Probable Reserves

Effective February 1, 1999, the Company changed its method of accounting for costs on unproven properties under US GAAP from capitalizing all expenditures to expensing all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Upon commencement of commercial production, certain mineral property costs were reclassified to capital assets and inventory, for both Canadian and US GAAP purposes.

There is no difference in the calculation of reserves for the periods presented under Canadian or US GAAP. The calculation follows the requirements of the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Project as well as the definitional guidance of Industry Guide 7 as required under US GAAP.

(b)       Accounting for Defined Benefit Pension and Other Postretirement Plans

For US GAAP purposes, the Company has adopted FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans (“FASB 158”), issued in September 2006. For the year ended January 31, 2007, a liability for pension benefits of $1.2 million is reported under accounts payable and accrued liabilities for Canadian GAAP purposes. Accounting under FASB 158 results in the following balance sheet reclassifications for fiscal 2007: a decrease of $0.6 million in accounts payable and

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 35

accrued liabilities, an increase in future income tax liability of $0.2 million and an increase in accumulated other comprehensive income (loss) of $0.4 million.

(c)       Amortization of Deferred Mineral Property

For US GAAP purposes, the start-up phase ended effective February 1, 2003 versus August 1, 2003 for Canadian GAAP purposes. Under US GAAP, the production stage is deemed to have begun when saleable minerals are extracted from an ore body, regardless of the level of production. In addition, exploration costs are expensed during the production stage for US GAAP purposes but may be capitalized under Canadian GAAP.

For Canadian GAAP purposes, the net book value of deferred mineral properties will always be higher than for US GAAP purposes due to the capitalization of costs incurred in the first and second quarters of fiscal 2004 for Canadian GAAP purposes. This results in lower amortization under US GAAP, which is offset by the expensing of exploration costs for US GAAP purposes. Amortization pertaining to items deferred for Canadian GAAP purposes during the first and second quarters of fiscal 2004 was added back to net earnings for US GAAP purposes in subsequent fiscal periods.

(d)       Repayment of Promissory Note

For US GAAP purposes, the fiscal 2006 repayment of a promissory note relating to the acquisition of 51% of Harry Winton in April 2004 was previously reported under investing activity, consistent with Canadian GAAP. Aber has amended the fiscal 2006 repayment as a financing activity in accordance with FASB 95, Statement of Cash Flows (“FASB 95”). Under footnote 6 of FASB 95, subsequent principal payments on debt directly related to the seller must be reported as financing cash outflows.

(e)       US Functional Currency

For Canadian GAAP purposes, the US dollar became the functional currency for the Company at August 1, 2003. For US GAAP purposes, the Company originally reported that the US dollar was adopted as the functional currency at February 1, 2003. The Company believes that the effective date for adopting the US dollar as functional currency should be the same under Canadian and US GAAP. Accordingly, the US GAAP statements have been restated to reflect August 1, 2003 as the date of adoption. The impact of this change was $13.2 million of foreign exchange on monetary items recognized under US GAAP in fiscal 2004 with an increase to retained earnings.

(f)         Impact of Recent United States Accounting Pronouncements

Accounting for Stock-Based Payment

On February 1, 2006, the Company adopted FASB Statement No. 123R (“FASB 123R”) which includes in its scope stock options, Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”). According to FASB 123R, the accounting for share-based payment arrangements are classified as either liability or equity. Equity-classified awards are measured at grant-date fair value and are not subsequently remeasured. Historically, the Company has measured the fair value of stock options granted at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock,

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 36

and a weighted average expected life of the options. The estimated fair value of the options is recorded on a straight-line basis over the vesting period. Therefore, the adoption of FASB 123R has had a minimal impact on the financial statements of the Company.

Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Historically, the Company has remeasured its liability-classified awards to intrinsic value at each reporting period. The compensation cost for each period until settlement is based on the percentage of requisite service that has been rendered at the reporting date in fair value of the instrument for each reporting period. Therefore, the adoption of FASB 123R has had a minimal impact on the financial statements of the Company. The Company has adopted FASB 123R for US GAAP accounting purposes only.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans (“FASB 158”), which requires employers to fully recognize the obligations associated with single-employer defined benefit pension plans, retiree healthcare and other postretirement plans in their financial statements. Under past accounting standards, the funded status of an employer’s postretirement benefit plan (difference between the plan assets and obligations) was not always completely reported in the balance sheet. Past standards only required an employer to disclose the complete funded status of its plans in the notes to the financial statements.

FASB 158 requires an employer to:

a)              Recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for the plan’s underfunded status.

b)             Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, Employers’ Accounting for Pensions, or No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions.

c)              Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet.

d)             Disclose in the notes to financial statements additional information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credit, and transition asset or obligation.

The requirement to recognize the funded status of a benefit plan and the disclosure requirement are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has adopted FASB 158 for US GAAP reporting purposes only.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 37

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 addresses the multiple methods used to quantify financial statement misstatements and evaluate the accumulation of misstatements. SAB 108 requires registrants to evaluate prior period misstatements using both a balance sheet approach (“iron curtain method”) and an income statement approach (“rollover method”). SAB 108 is effective for interim and annual periods ending after November 15, 2006. SAB 108 allows a one-time transitional cumulative effect adjustment to retained earnings as of February 1, 2006 for errors that were previously deemed not material, but would be material under the requirement of SAB 108. As required by SAB 108, the Company has re-evaluated prior period immaterial misstatements using both the iron curtain and rollover methods. Based upon the results of the evaluation, the Company did not identify any material errors or misstatements that were previously deemed not material under either method. The Company has adopted SAB 108 for Canadian and US GAAP reporting purposes.

Accounting for Uncertainty in Income Taxes

In June 2006, FASB issued FIN 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The interpretation is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is currently assessing the impact of this new standard on the financial statements.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 38